                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ------------------

   (Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

      FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

      For the transition period from _________ to _________.

      COMMISSION FILE NUMBER: 1-4188

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      NEWELL RUBBERMAID 401(K) SAVINGS PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

      NEWELL RUBBERMAID INC.
      29 EAST STEPHENSON STREET
      NEWELL CENTER
      FREEPORT, ILLINOIS  61032

                              REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed as part of this annual report and appear immediately after the signature page hereof:

      1.    Report of Independent Auditors

      2.    Statements of Assets Available for Benefits

      3.    Statement of Changes in Assets Available for Benefits

      4.    Notes to Financial Statements

      5.    Supplemental Schedule

Exhibits.   The following exhibits are filed as a part of this annual report:

            Exhibit 23.1    Consent of Ernst & Young LLP

            Exhibit 99.1 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            NEWELL RUBBERMAID 401(k) SAVINGS
                                            PLAN


Date: June 27, 2003                         /s/ Tom Nohl
                                            ------------------------------------
                                            Tom Nohl, Member,
                                            Plan Administrative Committee

Financial Statements and Supplemental Schedule

Newell Rubbermaid 401(k) Savings Plan

December 31, 2002 and 2001 and
year ended December 31, 2002
with Report of Independent Auditors

                      Newell Rubbermaid 401(k) Savings Plan

                 Financial Statements and Supplemental Schedule

           December 31, 2002 and 2001 and year ended December 31, 2002


                                    CONTENTS

Report of Independent Auditors.......................................       1

Financial Statements

Statements of Assets Available for Benefits..........................       2
Statement of Changes in Assets Available for Benefits................       3
Notes to Financial Statements........................................       4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year).......      11

                         Report of Independent Auditors

To the Plan Administrator of the Newell Rubbermaid 401(k) Savings Plan:

We have audited the accompanying statements of assets available for benefits of the Newell Rubbermaid 401(k) Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP

Chicago, Illinois
June 18, 2003

                      Newell Rubbermaid 401(k) Savings Plan

                   Statements of Assets Available for Benefits

                                                             DECEMBER 31
                                                      2002                2001
                                                  ------------        ------------
ASSETS
Investments                                       $450,240,147        $435,940,421
Interest in Newell Rubbermaid Master Trust         177,396,232         166,563,764
Employer contribution receivable                     9,026,937           7,775,822
                                                  ------------        ------------
Assets available for benefits                     $636,663,316        $610,280,007
                                                  ============        ============

See accompanying notes.

                      Newell Rubbermaid 401(k) Savings Plan

              Statement of Changes in Assets Available for Benefits

                          Year ended December 31, 2002


ADDITIONS
Investment income:
   Interest and dividends                                                    $  8,471,492
   Net investment income from Newell Rubbermaid Master Trust                    8,758,801
                                                                             ------------
                                                                               17,230,293

Contributions:
   Participant                                                                 42,908,718
   Employer                                                                    28,605,233
   Rollover                                                                     3,341,245
                                                                             ------------
                                                                               74,855,196

Transfer of assets from American Tool Companies, Inc. Salary Deferral
   and Profit Sharing Plan                                                     59,889,523
Transfer of assets from other plans                                                81,838
                                                                             ------------
Total additions                                                               152,056,850

DEDUCTIONS

Net realized and unrealized depreciation in fair value of investments          58,687,316
Benefits paid to participants                                                  66,822,555
Administrative expenses                                                           163,670
                                                                             ------------
Total deductions                                                              125,673,541
                                                                             ------------
Net increase                                                                   26,383,309
Assets available for benefits - Beginning of year                             610,280,007
                                                                             ------------
Assets available for benefits - End of year                                  $636,663,316
                                                                             ============

See accompanying notes.

                      Newell Rubbermaid 401(k) Savings Plan

                          Notes to Financial Statements

                          Year ended December 31, 2002


1. DESCRIPTION OF THE PLAN

The following description of the Newell Rubbermaid 401(k) Savings Plan (the
Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

Certain employees of Newell Operating Company and subsidiaries (the Company) are eligible to participate in the Plan. Full-time employees, as defined, are eligible to participate in the Plan upon date of hire. Other employees are eligible to participate after completing one year of service, as defined. The Plan is administered by the Administrative Committee, which is appointed by the Board of Directors of the Company. UMB Bank, N.A. (UMB) is the trustee of the Plan. UMB has appointed American Century Services Corporation as the recordkeeper of the Plan and agent for UMB. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective January 1, 2002, the portion of the Plan held in the Company Stock Fund is designated as an employee stock ownership plan (ESOP).

Effective December 31, 2002, the American Tool Companies, Inc. Salary Deferral and Profit Sharing Plan merged with the Plan.

CONTRIBUTIONS

Participants may elect to contribute up to 50% (15% prior to January 1, 2002) of pretax earnings, as defined by the Plan. Effective January 1, 2002, a participant who is a resident of Puerto Rico shall be limited to 10% of pretax earnings. The Company contributes a matching contribution for participants in an amount equal to 100% of the first 3% of compensation plus 50% of the next 2% of compensation contributed by the participant. Certain employees at the Graco's Children's Products Inc. Century Division receive a match equal to 50% of the first 6% of compensation contributed by the participant. Certain participants in the Plan are eligible for an annual retirement contribution. Generally, participants must be employed on the last day of the Plan year to receive an allocation of the retirement contribution. In 2002, the Company made a retirement contribution to the Plan equal to 6% of eligible participants' eligible compensation.

                      Newell Rubbermaid 401(k) Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Separate accounts are maintained for each participant. Each participant's account is credited with the participant's contributions and Company matching contributions, and an allocation of: (a) the Company's retirement contribution, if applicable, and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participants are immediately vested in their contributions, plus actual earnings thereon. Prior to October 1, 2000, vesting in Company matching contributions occurred ratably over a five-year period. On October 1, 2000, all existing participants became fully vested in Company matching contributions. Employees enrolling in the Plan subsequent to October 1, 2000, are immediately vested in Company matching contributions. Retirement contributions vest over a graded seven-year period. Forfeitures are used to pay Plan expenses and reduce Company matching or retirement contributions. Forfeitures available for future use were $1,119,844 and $2,198,845 at December 31, 2002 and 2001, respectively.

PARTICIPANT LOANS

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years (up to ten years for the purchase of a principal residence). The loans are secured by the balance in the participant's account and bear interest at a rate based on prevailing market conditions. Interest rates on loans outstanding at December 31, 2002, ranged from 4.25% to 11.6%. Principal and interest is paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability, or retirement, elect to receive periodic installment payments. Generally, unless the participant elects otherwise, distributions related to the ESOP portion of the participant's account will be made in equal installments over a period not exceeding five years.

                      Newell Rubbermaid 401(k) Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS

All investments are participant-directed. Participants may direct contributions to the Plan to one or more of the Plan's investment funds. In addition to the investment funds offered by the Plan, participants may invest in a self-directed brokerage account. Participants may change their investment options or reallocate investment balances on a daily basis.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Except for investment contracts, which are stated at contract value, the Plan's investments are stated at fair value, which equals the quoted market price on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

ADMINISTRATIVE EXPENSES

All normal costs and expenses of administering the Plan and trust are paid by Plan participants. Any cost resulting from a participant obtaining a loan or requesting a distribution or in-service withdrawal may be borne by such participant or charged to the participant's individual account.

                      Newell Rubbermaid 401(k) Savings Plan

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States require management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

3. INVESTMENTS

During 2002, the Plan's investment (including investments purchased, sold as well as held during the year) (depreciated) appreciated in fair value as determined by quoted market prices as follows:

                       NET REALIZED
                      AND UNREALIZED
                       APPRECIATION
                  (DEPRECIATION) IN FAIR
                   VALUE OF INVESTMENTS
                   --------------------
Common stock          $ 10,309,996
Mutual funds           (68,977,312)
                      ------------
                      $(58,687,316)
                      ============

The fair market value of individual assets that represent 5% or more of the Plan's assets as of December 31 are as follows:

                                                        2002                   2001
                                                    ----------------------------------
Newell Rubbermaid Inc. common stock                 $108,620,133          $102,929,569
Janus Fund                                            55,528,966            78,490,468
American Century Equity Index Fund                    39,682,261            56,136,110
Franklin Templeton Small Cap Growth Fund              36,607,115            49,983,932
J.P. Morgan Institutional Diversified Fund            34,489,549            41,749,182
American Century Income and Growth Fund                        *            31,038,953
PIMCO Total Return Fund                               34,902,138                     *

*Below 5% threshold

                      Newell Rubbermaid 401(k) Savings Plan

4. MASTER TRUST FINANCIAL INFORMATION

Certain of the Plan's investments are held in the Newell Rubbermaid Master Trust (Master Trust) along with the investments of another Company-sponsored plan, the Rubbermaid Retirement Plan for Collectively-Bargained Associates. Fidelity Management Trust Company serves as the trustee for the assets of the Master Trust.

Each participating plan has an undivided interest in the net assets of the Master Trust. At December 31, 2002 and 2001, the Plan's interest in the net assets of the Master Trust was 68.2% and 63.5%, respectively. Investment income and expenses are allocated among participating plans based upon the value of the participant accounts attributed to each plan.

The Master Trust investments at December 31 are as follows:

                                                   2002                  2001
                                               ------------          ------------
Investments at fair value:
  Newell Rubbermaid Inc. common stock          $  1,279,380          $    919,239
  Mutual funds                                   32,284,548            50,895,181
  Loans to participants                           1,507,868             1,065,192
  Short-term investment fund                         84,720                58,398
                                               ------------          ------------
                                                 35,156,516            52,938,010
Investments at contract value:
  Stable Value Fund                             224,911,951           209,519,597
                                               ------------          ------------
                                               $260,068,467          $262,457,607
                                               ============          ============

Investment income for the Master Trust for the year ended December 31, 2002, is as follows:

Interest and dividends                                                       $ 11,645,415
Net realized and unrealized appreciation (depreciation) in the fair value of investments determined by quote market price:
  Newell Rubbermaid, Inc. common stock                                            171,902
  Mutual funds                                                                (10,704,363)
                                                                              -----------
                                                                             $  1,112,303
                                                                             ============

                      Newell Rubbermaid 401(k) Savings Plan

5. STABLE VALUE FUND

The Master Trust holds an investment in a Stable Value Fund, which invests primarily in guaranteed investment contracts and synthetic guaranteed investment contracts. The fund also includes a short-term interest fund in the amount of $10,622,209 and $6,990,464 at December 31, 2002 and 2001, respectively. The fund is included in the financial statements at contract value as reported by the respective insurance companies.

The blended crediting interest rate for the fund was 4.97% and 5.75% as of December 31, 2002 and 2001, respectively. The fund's blended rate of return for the 2002 year was 5.31%.

The crediting rates are reset periodically and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

The contract values and fair values of investment contracts included in the Stable Value Fund as of December 31, 2002 and 2001 are as follows:

                                                CONTRACT VALUE                            FAIR VALUE
                                           2002                2001                2002                2001
                                       --------------------------------        --------------------------------
Guaranteed Investment Contracts        $ 65,335,005        $ 57,375,436        $ 65,335,005        $ 59,135,791
Synthetic Guaranteed Investment
   Contracts                            148,954,737         145,153,697         139,486,885         149,107,629
                                       ------------        ------------        ------------        ------------
                                       $214,289,742        $202,529,133        $204,821,890        $208,243,420
                                       ============        ============        ============        ============

Included in the fair value of synthetic guaranteed investment contracts as of December 31, 2002 and 2001, are wrapper contracts with a total estimated fair value of $13,823,109 and $17,759,647, respectively. The wrappers guarantee the contract value of the synthetic guaranteed investment contracts for participant-initiated withdrawal events.

                      Newell Rubbermaid 401(k) Savings Plan

6. RELATED PARTY TRANSACTIONS

All expenses related to the trustee and recordkeeping in connection with the operation of the Plan are paid by the Plan. All other costs are paid out of Plan assets, except to the extent the Administrative Committee elects to have such expenses paid directly by the Company.

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 18, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the application requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

9. SUBSEQUENT EVENT

The 2003 annual retirement contribution will be 3% of eligible participants' eligible compensation. For plan years beginning after and including January 1, 2004, no retirement contributions will be made to the Plan.

                              SUPPLEMENTAL SCHEDULE

                                                                  EIN 36-1953139
                                                                  PLAN No. 012

                      Newell Rubbermaid 401(k) Savings Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002


IDENTITY OF ISSUE                                                                          CURRENT VALUE
-----------------                                                                          -------------
PIMCO Total Return Fund                                                                    $  34,902,138
J.P. Morgan Institutional Diversified Fund*                                                   34,489,549
American Century Income and Growth Fund*                                                      26,099,664
American Century Equity Index Fund*                                                           39,682,261
Janus Fund                                                                                    55,528,966
Franklin Small Cap Growth A Fund                                                              36,607,115
American Century International Growth Fund*                                                   21,740,014
Newell Rubbermaid, Inc. Common Stock*                                                        108,620,133
American Century Self-Directed Brokerage Account*                                              1,849,395
American Century Equity Income Fund*                                                           3,457,606
Liberty Funds Small Cap                                                                          911,449
UAM Equity Funds                                                                               4,319,941
UMB Bank - Prime Money Market Fund*                                                               20,278
Principal Life Insurance Company Guaranteed Interest Account, interest rates 6.22%
  to 6.26%, maturing December 31, 2002                                                           600,891
Principal Life Insurance Company Guaranteed Interest Account, interest rates 5.13%
  to 5.29%, maturing December 31, 2002                                                           274,207
Principal Life Insurance Company Guaranteed Interest Account, interest rates 4.39%
  to 5.07%, maturing December 31, 2003                                                         1,198,372
Principal Life Insurance Company Guaranteed Interest Account, interest rates 4.87%
  to 5.76%, maturing December 31, 2003                                                           784,479
Principal Life Insurance Company Mature amount reinvested, matures
  December 31, 2004                                                                              956,848
Principal Life Insurance Company Guaranteed Interest Account, interest rates 6.39%
  to 6.40%, maturing December 31, 2004                                                           772,794
Principal Life Insurance Company Guaranteed Interest Account, interest rates 4.73%
  to 4.94%, maturing December 31, 2005                                                           521,894
Principal Life Insurance Company Mature amount reinvested, matures December
  31, 2006                                                                                       691,449
Principal Life Insurance Company Money Market Account                                          6,872,167
Principal Life Insurance Company Bond and Mortgage Account                                    11,319,250

                      Newell Rubbermaid 401(k) Savings Plan

                      Newell Rubbermaid 401(k) Savings Plan

   Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)


IDENTITY OF ISSUE                                                  CURRENT VALUE
-----------------                                                  -------------
Principal Life Insurance Company Stock Index Account                $  2,346,745
Principal Life Insurance Company Large Company Blend                   5,978,269
Principal Life Insurance Company Small Company Stock Account           3,220,086
Principal Life Insurance Company International Stock Account           1,679,060
Principal Life Insurance Company Stock Separate Account                2,871,546
Fidelity Growth and Income Fund                                        2,020,934
Fidelity Magellan Fund                                                 6,260,205
Fidelity Puritan Fund                                                  4,897,551
Fidelity OTC Fund                                                      1,786,844
Participant Loans (interest rates of 4.25% to 11.6%)                  26,958,047
                                                                    ------------
                                                                    $450,240,147
                                                                    ============

*Represents a party in interest to the Plan.